As filed with the Securities and Exchange Commission on November 19, 2003

FORM 6-K

SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

Report of Foreign Private Issuer

For the month of November 2003
Pursuant to Rule 13a-16 or 15d-16 of
the Securities Exchange Act of 1934

METRO INTERNATIONAL SA

(Translation of registrant’s name into English)

11, Boulevard Royal
L-2449 Luxembourg
(Address of principal executive offices)

        Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F . . . X . . . . Form 40-F . . . . . . . .

        Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes . . . . . . No . . .X. . . .

FOR IMMEDIATE RELEASE                                                           19 November 2003

AMENDMENT TO LOAN AGREEMENT

Metro International S.A. (“Metro”), the international newspaper group, today announced an amendment to the SEK 400 million Revolving Credit Facility Agreement that was arranged in June 2002 with Nordea.

The SEK 100 million of the facility that has to date been pledged as security for the loan and that has been reported as restricted cash has now become unrestricted with immediate effect. Furthermore, the loan expiration date has been extended by 15 months from October 2005 to 30 December 2006. The six monthly scheduled amortization payments that are payable on 30 June and 31 December in each calendar year have also been reduced from SEK 66.7 million to SEK 33.0 million. The capital outstanding on the loan as at 30 December 2006 is repayable on that date.

Metro reported cash and cash equivalents of US$ 40.4 million as at 30 September 2003 following the scheduled amortization payment of SEK 66.7 million at the end of the second quarter. Metro made a further amortization payment of SEK 66.7 million on 14 November 2003, reducing the outstanding amount of the loan to SEK 267 million. The next amortization payment of SEK 33.0 million is due on 30 June 2004.

For further information, please visit www.metro.lu, email info@metro.lu or contact:
 Pelle Törnberg, President & CEO                               tel: +44 (0) 20 7016 1300
Matthew Hooper, Investor & Press Relations              tel: +44 (0) 20 7321 5010

Metro is the world’s largest newspaper, publishing and distributing 29 Metro editions in 16 countries in Europe, North & South America and Asia. Metro attracts 13 million daily readers in nearly 60 cities around the world with an easy to read combination of headline local and international news and information. Metro International S.A. ‘A’ and ‘B’ shares are listed on the Stockholmsbörsen ’ O-List’ and on the Nasdaq stock market under the symbols MTROA and MTROB.

This press release contains certain “forward-looking statements” with respect to our expectations and plans, strategy, management’s objectives, future performance, costs, revenues, earnings and other trend information. It is important to note that our actual results in the future could differ materially from those anticipated in forward-looking statements depending on various important factors. Please refer to the documents we have filed with the U.S. Securities and Exchange Commission under the U.S. Securities Exchange Act of 1934, as amended, including our most recent annual report on Form 20-F, for a discussion of certain of these factors.

All forward-looking statements in this press release are based on information available to us on the date hereof. All written or oral forward-looking statements attributable to Metro International S.A, any Metro International S.A. members or persons acting on our behalf are expressly qualified in their entirety by the factors referred to above. We do not intend to update these forward-looking statements.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

By: /s/ Anders Fullman Name: Anders Fullman Title: Vice President of Metro International SA

Date: November 19, 2003